As filed with the Securities and Exchange Commission on December 21, 2005
Registration No. 333-130306

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM F-9
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ROYAL BANK OF CANADA
(Exact name of Registrant as Specified in its charter)

Canada	6029	13-5357855
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(IRS Employer Identification Number
Incorporation or Organization)	Code Number (if applicable))	(if applicable))
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
(416) 974-0117
(Address and telephone number of Registrant’s principal executive offices)
National Corporate Research, Ltd.
225 West 34th Street, Suite 910
New York, New York 10122-0032
(212) 947-7200
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Copies to:

Donald R. Crawshaw	Winthrop B. Conrad, Jr.
Sullivan & Cromwell LLP	Davis Polk & Wardwell
125 Broad Street	450 Lexington Avenue
New York, New York 10004	New York, New York 10017
(212) 558-4000	(212) 450-4000
Approximate date of Commencement of proposed sale to the public:
At such time or times on or after the effective date of this Registration Statement as the Registrant shall determine.
Province of Quebec, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):
A. ☐	Upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)

B. ☒	At some future date (check the appropriate box below):
1. ☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).

2. ☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).

3. ☒	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☐	After the filing of the next amendment to this form (if preliminary material is being filed).
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☒

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
ABOUT THIS PROSPECTUS
CAUTION REGARDING FORWARD-LOOKING INFORMATION
ROYAL BANK OF CANADA
RISK FACTORS
USE OF PROCEEDS
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
CAPITALIZATION AND INDEBTEDNESS
DESCRIPTION OF SECURITIES WE MAY OFFER
THE TRUSTEE
TAX CONSEQUENCES
PLAN OF DISTRIBUTION
BENEFIT PLAN INVESTOR CONSIDERATIONS
VALIDITY OF SECURITIES
EXPERTS
LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST THE BANK, OUR MANAGEMENT AND OTHERS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EX-5.1

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.
SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 21, 2005
ROYAL BANK OF CANADA
US $6,000,000,000
Senior Debt Securities
Subordinated Debt Securities
(Subordinated Indebtedness)
Royal Bank of Canada intends to offer from time to time debt securities in one or more series with a total offering price not to exceed U.S. $6,000,000,000 (or the U.S. dollar equivalent thereof if any of the debt securities are denominated in a currency or a currency unit other than U.S. dollars).
We will provide the specific prices and other terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.
Royal Bank of Canada may sell the securities to or through one or more underwriters, dealers or agents. The names of the underwriters, dealers or agents will be set forth in supplements to this prospectus.
This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of the Province of Quebec. Prospective investors should be aware that such requirements are different from those of the United States. Certain of the financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to

Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable prospectus supplement.
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Royal Bank of Canada is a Canadian bank, that many of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the Registration Statement may be residents of Canada, and that all or a substantial portion of the assets of Royal Bank of Canada and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The securities described herein will not constitute deposits that are insured under the Canada
Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation.
TM Trademark of Royal Bank of Canada

DOCUMENTS INCORPORATED BY REFERENCE	1
WHERE YOU CAN FIND MORE INFORMATION	2
ABOUT THIS PROSPECTUS	3
CAUTION REGARDING FORWARD-LOOKING INFORMATION	4
ROYAL BANK OF CANADA	4
RISK FACTORS	5
USE OF PROCEEDS	5
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES	5
CAPITALIZATION AND INDEBTEDNESS	6
DESCRIPTION OF SECURITIES WE MAY OFFER	6
THE TRUSTEE	22
TAX CONSEQUENCES	22
PLAN OF DISTRIBUTION	22
BENEFIT PLAN INVESTOR CONSIDERATIONS	24
VALIDITY OF SECURITIES	25
EXPERTS	25
LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST THE BANK, OUR MANAGEMENT AND OTHERS	25
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	26
     In this prospectus, unless the context otherwise indicates, the “Bank”, “RBC”, “we”, “us” or “our” means Royal Bank of Canada and its subsidiaries. All dollar amounts referred to in this prospectus are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE
     Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice-President, Investor Relations, Royal Bank of Canada at 123 Front Street West, 6th Floor, Toronto, Ontario, Canada M5J 2M2 (telephone: (416) 955-7803). The documents incorporated by reference have been filed with the Canadian securities regulatory authorities and are available over the Internet at “www.sedar.com.”
     The following documents with respect to us, filed with the various securities commissions or similar authorities in each of the Provinces of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:
(a)	the annual information form dated November 30, 2005;

(b)	the audited consolidated financial statements for the fiscal year ended October 31, 2005 with comparative consolidated financial statements for the fiscal year ended October 31, 2004, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), together with the auditors’ report and the management’s discussion and analysis as contained in the Bank’s annual report for the year ended October 31, 2005; and

(c)	the management proxy circular dated January 26, 2005 in connection with the Bank’s annual meeting of shareholders held on February 25, 2005, except the sections entitled “Report on executive compensation”, “Performance graph”, “Additional items” and “Schedule ‘B’: Statement of Corporate Governance Practices and Guidelines”.

     Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) and interim financial statements and related management’s discussion and analysis filed by us with securities commissions or similar authorities in the Provinces of Canada subsequent to the date of this prospectus and prior to the termination of any offering under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus.
     All documents incorporated by reference, or to be incorporated by reference, have been filed, or will be filed, with the United States Securities and Exchange Commission.
     Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     Upon a new annual information form and the related annual financial statements being filed by us with, and, where required, accepted by, the applicable securities regulatory authorities, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and annual filings or information circulars filed prior to the commencement of our fiscal year with respect to which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of securities hereunder.
     A prospectus supplement containing the specific terms in respect of any securities and other information in relation to the securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of the securities covered by such prospectus supplement.
WHERE YOU CAN FIND MORE INFORMATION
     In addition to our continuous disclosure obligations under the securities laws of the Provinces of Canada, we are subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission (“SEC”). Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by us in accordance with such requirements, can be inspected and copied by you at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange, and reports and other information concerning us can be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. Information about us can be located at our website at www.rbc.com. All Internet references in this prospectus are inactive textual references and we do not incorporate website contents into this prospectus.
     We have filed with the SEC a Registration Statement on Form F-9 under the United States Securities Act of 1933, as amended, with respect to the securities offered with this prospectus. This prospectus is a part of that Registration Statement, and it does not contain all of the information set forth in the Registration Statement. You can access the Registration Statement together with its exhibits at the SEC’s website at http://www.sec.gov or inspect these documents at the offices of the SEC in order to obtain more information about us and about the securities offered with this prospectus.

ABOUT THIS PROSPECTUS
     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. A prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities or to us. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading above “Where You Can Find More Information”.
     We may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the securities, we reserve the sole right to accept and, together with any agents, to reject, in whole or in part, any of those offers.
     Any prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the U.S. Securities Act of 1933.
     We publish our consolidated financial statements in Canadian dollars. In this prospectus and any prospectus supplement, currency amounts are stated in Canadian dollars (“$”), unless specified otherwise. As indicated in the table below, the Canadian dollar has fluctuated in value compared to the U.S. dollar over time.
     The tables below sets forth the high and low daily noon buying rates, the average yearly rate and the rate at period end between Canadian dollars and U.S. dollars (in U.S. dollars per Canadian dollar) for the five-year period ended October 31, 2005 and the high and low daily noon buying rates for November of 2005. On December 20, 2005, the Canadian dollar closed at US$0.8523. Our reference to the “noon buying rate” is the rate in The City of New York for cable transfers in foreign currencies as announced by the U.S. Federal Reserve Bank of New York for customs purposes on a specified date.

YEAR ENDED OCTOBER 31	HIGH	LOW	AVERAGE RATE[1]	AT PERIOD END
2001	0.6692	0.6287	0.6489	0.6287
2002	0.6603	0.6200	0.6362	0.6406
2003	0.7667	0.6288	0.6955	0.7578
2004	0.8201	0.7158	0.7606	0.8191
2005	0.8615	0.7872	0.8241	0.8477

MONTH OF 2005	HIGH	LOW
NOVEMBER	0.8579	0.8374

[1]	The average of the noon buying rates on the last business day of each full month during the relevant period.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
     From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbor” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this prospectus and the documents incorporated by reference herein, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of credit, market, liquidity and funding, and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and the British pound; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks and other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism and our success in anticipating and managing the foregoing risks.
     Additional information about these factors can be found under “Risk management” and “Additional risks that may affect future results” in the management’s discussion and analysis incorporated by reference.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Royal Bank of Canada, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
ROYAL BANK OF CANADA
General
     We are a bank listed in Schedule I to the Bank Act (Canada) which constitutes our charter and governs our operations. Our principal executive offices are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J5 and our head office is located at 1 Place Ville Marie, Montréal, Québec, Canada H3C 3A9.

Subsidiaries
     A list of the principal subsidiaries directly or indirectly owned or controlled by us as at October 31, 2005 is included in our annual information form dated November 30, 2005.
Business
     We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 60,000 people who serve more than 14 million clients throughout North America and some 30 countries around the world. The initials RBC are used as a prefix for our business and operating subsidiaries, all of which operate under the master brand name of RBC Financial Group.
     Our operations are aligned into three client and geography-oriented segments: (i) RBC Canadian Personal and Business manages our banking and wealth management businesses in Canada and our global insurance operations; (ii) RBC U.S. and International Personal and Business manages banking and retail brokerage businesses in the U.S., banking in the Caribbean, and private banking internationally; and (iii) RBC Capital Markets provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, governments and institutional clients in North America and specialized products and services globally. All other enterprise level activities that were not allocated to these three business segments are reported by us under a fourth segment, Corporate Support.
RISK FACTORS
     Investment in these securities is subject to various risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any debt securities, you should consider carefully the risks described in the documents incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement relating to a specific offering of securities. You should consider the categories of risks identified and discussed in the management’s discussion and analysis incorporated herein by reference, including the health of the economic, business and capital markets environments specific to the geographic regions in which we conduct business, monetary policies, competition, regulatory changes, operational risk, our ability to attract and retain key employees and other factors.
USE OF PROCEEDS
     Except as otherwise set forth in a prospectus supplement, the net proceeds from the sale of securities will be added to our general funds and will be used for general banking purposes. In addition, except as otherwise set forth in a prospectus supplement, the purpose of the sale of the subordinated debt securities will be to enlarge our capital base.
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
     The tables below set forth our consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian GAAP and U.S. GAAP, for the five-year period ended October 31, 2005:
Canadian GAAP

	Year Ended October 31,
	2005	2004	2003	2002	2001
Excluding Interest on Deposits	2.37	2.73	2.98	2.94	2.53
Including Interest on Deposits	1.45	1.56	1.58	1.52	1.33

U.S. GAAP

	Year Ended October 31,
	2005	2004	2003	2002	2001
Excluding Interest on Deposits	2.47	2.66	3.06	3.08	2.60
Including Interest on Deposits	1.47	1.55	1.59	1.56	1.35
     For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.
CAPITALIZATION AND INDEBTEDNESS
     The following table sets forth our consolidated capitalization at October 31, 2005. This table should be read in conjunction with our consolidated financial statements and the management’s discussion and analysis, which is incorporated by reference in this prospectus.

As at October 31,
2005
(in millions of
Canadian dollars)
Subordinated Debt	$8,167
Trust Capital Securities	1,400
Preferred Share Liabilities	300
Non-Controlling Interest in Subsidiaries	1,944
Shareholders’ Equity
Preferred shares	700
Common shares	7,170
Contributed Surplus	265
Retained earnings	13,704
Treasury shares — preferred	(2)
Treasury shares — common	(216)
Net Foreign currency translation adjustment	(1,774)

Total Shareholders’ Equity	19,847

Total Capitalization	$31,658

DESCRIPTION OF SECURITIES WE MAY OFFER
     We may issue senior or subordinated debt securities. Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets or the property or assets of our subsidiaries. Thus, by owning a debt security, you are one of our unsecured creditors.
     The senior debt securities will be issued under our senior debt indenture described below and will be unsubordinated obligations that rank equally with all of our other unsecured and unsubordinated debt including deposit liabilities, other than certain governmental claims in accordance with applicable law.
     The subordinated debt securities will be issued under our subordinated debt indenture described below and will be subordinate in right of payment to all of our “senior indebtedness”, as defined in the subordinated debt indenture. Neither indenture limits our ability to incur additional indebtedness.

     In the event we become insolvent, our governing legislation provides that priorities among payments of our deposit liabilities (including payments in respect of the senior debt securities) and payments of all of our other liabilities (including payments in respect of the subordinated debt securities) are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities. Because we have subsidiaries, our right to participate in any distribution of the assets of our banking or non-banking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Accordingly, the debt securities will be structurally subordinated to all existing and future liabilities of our subsidiaries, and holders of debt securities should look only to our assets for payments on the debt securities.
     Neither the senior debt securities nor the subordinated debt securities will constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.
     When we refer to “debt securities” or “securities” in this prospectus, we mean both the senior debt securities and the subordinated debt securities.
The Senior and Subordinated Debt Indentures
     The senior debt securities and the subordinated debt securities are each governed by an indenture — the senior debt indenture, in the case of the senior debt securities, and the subordinated debt indenture, in the case of the subordinated debt securities. Each indenture is a contract between us and JPMorgan Chase Bank, N.A., which acts as trustee. The indentures are substantially identical, except for the provisions relating to the events of default, which are more limited in the subordinated debt indenture and to subordination, which are included only in the subordinated debt indenture.
     Reference to the indenture or the trustee, with respect to any debt securities, means the indenture under which those debt securities are issued and the trustee under that indenture.
     The trustee has two main roles:
•	The trustee can enforce the rights of holders against us if we default on our obligations under the terms of the indenture or the debt securities. There are some limitations on the extent to which the trustee acts on behalf of holders, described below under “— Events of Default — Remedies If an Event of Default Occurs”.

•	The trustee performs administrative duties for us, such as sending interest payments and notices to holders, and transferring a holder’s debt securities to a new buyer if a holder sells.
     The indentures and their associated documents contain the full legal text of the matters described in this section. The indentures and the debt securities will be governed by New York law, except that the subordination provisions in the subordinated debt indenture and certain provisions relating to the status of the senior debt securities under Canadian law in the senior debt indenture will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein. A copy of each indenture is an exhibit to our Registration Statement. See “Where You Can Find More Information” above for information on how to obtain a copy.
General
     We may issue as many distinct series of debt securities under either indenture as we wish. The provisions of the senior debt indenture and the subordinated debt indenture allow us not only to issue debt securities with terms different from those previously issued under the applicable indenture, but also to “re-open” a previous issue of a series of debt securities and issue additional debt securities of that series. We may issue debt securities in amounts that exceed the total amount specified on the cover of your prospectus supplement at any time without your consent and without notifying you.
     This section summarizes the material terms of the debt securities that are common to all series, although the prospectus supplement that describes the terms of each series of debt securities may also describe differences from the material terms summarized here.
     Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures, including definitions of certain terms used in the indentures. In this summary, we describe the meaning of only some of the more important terms. For your convenience, we also include references in parentheses to certain sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in the prospectus supplement, such sections or defined terms are incorporated by reference here or in the prospectus supplement. You must look to the indentures for the most complete description of what we describe in summary form in this prospectus.
     This summary is also subject to and qualified by reference to the description of the particular terms of your series described in the prospectus supplement. Those terms may vary from the terms described in this prospectus. The prospectus supplement relating to each series of debt securities will be attached to the front of this prospectus. There may also be a further prospectus supplement, known as a pricing supplement, which describes additional terms of debt securities you are offered.
     We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. (Section 101) The prospectus supplement relating to the original issue discount securities will describe U.S. federal income tax consequences and other special considerations applicable to them. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in the prospectus supplement relating to any of the particular debt securities. The prospectus supplement relating to specific debt securities will also describe any special considerations and any material additional tax considerations applicable to such debt securities.
     In addition, the specific financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement and, if applicable, a pricing supplement relating to the series. The prospectus supplement relating to a series of debt securities will describe the following terms of the series:
•	the title of the series of debt securities;

•	whether it is a series of senior debt securities or a series of subordinated debt securities;

•	any limit on the aggregate principal amount of the series of debt securities;

•	the person to whom interest on a debt security is payable, if other than the holder on the regular record date;

•	the date or dates on which the series of debt securities will mature;

•	the rate or rates, which may be fixed or variable per annum, at which the series of debt securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the place or places where the principal of, premium, if any, and interest on the debt securities is payable;

•	the dates on which interest, if any, on the series of debt securities will be payable and the regular record dates for the interest payment dates;

•	any mandatory or optional sinking funds or similar provisions or provisions for redemption at our option or the option of the holder;

•	the date, if any, after which and the price or prices at which the series of debt securities may, in accordance with any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of those optional or mandatory redemption provisions, if any;

•	if other than denominations of $1,000 and any integral multiples thereof, the denominations in which the series of debt securities will be issuable;

•	the currency of payment of principal, premium, if any, and interest on the series of debt securities;

•	if the currency of payment for principal, premium, if any, and interest on the series of debt securities is subject to our election or that of a holder, the currency or currencies in which payment can be made and the period within which, and the terms and conditions upon which, the election can be made;

•	any index, formula or other method used to determine the amount of payment of principal or premium, if any, and interest on the series of debt securities;

•	the applicability of the provisions described under “— Defeasance” below;

•	any event of default under the series of debt securities if different from those described under “— Events of Default” below;

•	if the debt securities will be issued in bearer form, any special provisions relating to bearer securities;

•	if the series of debt securities will be issuable only in the form of a global security, the depositary or its nominee with respect to the series of debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depositary or the nominee; and

•	any other special feature of the series of debt securities.
Overview of Remainder of This Description
     The remainder of this description summarizes:
•	additional mechanics relevant to the debt securities under normal circumstances, such as how holders record the transfer of ownership and where we make payments;

•	holders’ rights in several special situations, such as if we merge with another company or if we want to change a term of the debt securities;

•	subordination provisions in the subordinated debt indenture that may prohibit us from making payment on those securities;

•	our right to release ourselves from all or some of our obligations under the debt securities and the indenture by a process called defeasance; and

•	holders’ rights if we default or experience other financial difficulties.

Form, Exchange and Transfer
     Unless we specify otherwise in the prospectus supplement, the debt securities will be issued:
•	only in fully registered form;

•	without interest coupons; and

•	in denominations that are even multiples of $1,000. (Section 302)
     If a debt security is issued as a registered global debt security, only the depositary — e.g., DTC, Euroclear and Clearstream, each as defined below under “Ownership and Book-Entry Issuance” — will be entitled to transfer and exchange the debt security as described in this subsection, since the depositary will be the sole registered holder of the debt security and is referred to below as the “holder”. Those who own beneficial interests in a global security do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed by the applicable procedures of the depositary and its participants. We describe book-entry procedures below under “Ownership and Book-Entry Issuance”.
     Holders of securities issued in fully registered form may have their debt securities broken into more debt securities of smaller denominations of not less than $1,000, or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section 305) This is called an exchange.
     Holders may exchange or register the transfer of debt securities at the office of the trustee. Debt securities may be transferred by endorsement. Holders may also replace lost, stolen or mutilated debt securities at that office. The trustee acts as our agent for registering debt securities in the names of holders and registering the transfer of debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also record transfers. (Section 305) The trustee may require an indemnity before replacing any debt securities.
     Holders will not be required to pay a service charge to register the transfer of or exchange debt securities, but holders may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registration of transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.
     If we designate additional transfer agents, they will be named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section 1002)
     If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the registration of transfer or exchange of debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders entitled to receive the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit registration of transfers and exchanges of the unredeemed portion of any debt security being partially redeemed. (Section 305)
Payment and Paying Agents
     We will pay interest to the person listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and will be stated in the prospectus supplement. (Section 307) Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the securities to prorate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.
     We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in the City of New York. That office is currently located at 4 New York Plaza, 15th Floor, New York, NY 10004. Holders must make arrangements to have their payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how they will receive payments.
     We may also arrange for additional payment offices and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent or choose one of our subsidiaries to do so. We must notify holders of changes in the paying agents for any particular series of debt securities. (Section 1002)
Notices
     We and the trustee will send notices regarding the debt securities only to registered holders, using their addresses as listed in the trustee’s records. (Sections 101 and 106) With respect to who is a registered “holder” for this purpose, see “Ownership and Book-Entry Issuance”.
     Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to holders will be repaid to us. After that two-year period, holders may look to us for payment and not to the trustee or any other paying agent. (Section 1003)
Mergers and Similar Events
     Under the indentures, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell or lease substantially all of our assets to another entity, or to buy or lease substantially all of the assets of another entity. However, we may not take any of these actions unless all the following conditions are met:
•	When we merge, amalgamate, consolidate or otherwise are combined with, or acquired by, another entity or sell or lease substantially all of our assets, the surviving, resulting or acquiring entity must be a properly organized entity and must be legally responsible for the debt securities, whether by agreement, operation of law or otherwise.

•	The merger, amalgamation, consolidation, other combination, sale or lease of assets must not cause a default on the debt securities. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.
     If the conditions described above are satisfied with respect to any series of debt securities, we will not need to obtain the approval of the holders of those debt securities in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell substantially all of our assets to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control but in which we do not merge or consolidate and any transaction in which we sell less than substantially all of our assets. It is possible that this type of transaction may result in a reduction in our credit rating, may reduce our operating results or may impair our financial condition. Holders of our debt securities, however, will have no approval right with respect to any transaction of this type.
Modification and Waiver of the Debt Securities
     There are four types of changes we can make to either indenture and the debt securities issued under that indenture.
     Changes Requiring Approval of All Holders. First, there are changes that cannot be made to the indenture or the debt securities without specific approval of each holder of a debt security affected in any material respect by the change under a particular debt indenture. Following is a list of those types of changes:
•	change the stated maturity of the principal or reduce the interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security (including the amount payable on an original issue discount security) following a default;

•	change the currency of payment on a debt security;

•	change the place of payment for a debt security;

•	impair a holder’s right to sue for payment;

•	impair the holder’s right to require repurchase on the original terms of those debt securities that provide a right of repurchase;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture. (Section 902)
     Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning not less than a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect in any material respect holders of the debt securities. (Section 901) We may also obtain a waiver of a past default from the holders of debt securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described above under “— Changes Requiring Approval of All Holders” unless we obtain the individual consent of each holder to the waiver. (Section 513)
     Changes Not Requiring Approval. The third type of change to the indenture and the debt securities does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect in any material respect holders of the debt securities. (Section 901)
     We may also make changes or obtain waivers that do not adversely affect in any material respect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of that debt security; we need only obtain any required approvals from the holders of the affected debt securities.
     Modification of Subordination Provisions. We may not modify the subordination provisions of the subordinated debt indenture in a manner that would adversely affect in any material respect the outstanding subordinated debt securities of any one or more series without the consent of the holders of a majority of the principal amount of all affected series, voting together as one class.
     Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:
•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

•	For debt securities denominated in one or more non-U.S. currencies or currency units, we will use the U.S. dollar equivalent.
     Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have given a notice of redemption and deposited or set aside in trust for the holders money for the payment or redemption of the debt securities. Debt securities will also not be eligible to vote if they have been fully defeased as described below under “— Defeasance — Full Defeasance”. (Section 1402)
     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If the trustee or we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding securities of that series on the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. (Sections 104 and 512)
Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.
Special Provisions Related to the Subordinated Debt Securities
     The subordinated debt securities issued under the subordinated debt indenture will be our direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act (Canada) and will therefore rank subordinate to our deposits. Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on these securities.
     If we become insolvent or are wound-up, the subordinated debt securities will rank equally and ratably with, but not prior to, all other subordinated debt and subordinate in right of payment to the prior payment in full of (i) our indebtedness then outstanding, other than subordinated indebtedness and (ii) all indebtedness to which our other subordinated indebtedness is subordinate in right of payment to the same extent as such other subordinated indebtedness. As of October 31, 2005, we had $438 billion of senior indebtedness, including deposits, outstanding, which would rank ahead of the subordinated debt securities. The only outstanding subordinated indebtedness issued to date has been issued pursuant to our indentures with Computershare Trust Company of Canada dated October 1, 1984, June 6, 1986, November 14, 1994, May 21, 1997 and June 18, 2004, as supplemented from time to time, our existing program for issuing notes in Europe and other markets without the benefit of a trust indenture and our U.S. $300 million 6.75% Subordinated Notes due October 24, 2011.
     For these purposes, “indebtedness” at any time means:
(i)	the deposit liabilities of the Bank at such time; and

(ii)	all other liabilities and obligations of the Bank to third parties (other than fines or penalties which pursuant to the Bank Act (Canada) are a last charge on the assets of a bank in the case of insolvency of such bank and obligations to shareholders of the Bank, as such) which would entitle such third parties to participate in a distribution of the Bank’s assets in the event of the insolvency or winding-up of the Bank.
     “subordinated indebtedness” at any time means:
(i)	the liability of the Bank in respect of the principal of and premium, if any, and interest on its outstanding subordinated indebtedness outlined above;

(ii)	any indebtedness which ranks equally with and not prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinated thereto pursuant to the terms of the instrument evidencing or creating the same;

(iii)	any indebtedness which ranks subordinate to and not equally with or prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinate pursuant to the terms of the instrument evidencing or creating the same; and

(iv)	the subordinated debt securities, which will rank equally to the Bank’s outstanding subordinated indebtedness.
     The subordination provisions of the subordinated debt indenture are governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Defeasance
     The following discussion of full defeasance and covenant defeasance will be applicable to each series of debt securities that is denominated in U.S. dollars and has a fixed rate of interest and will apply to other series of debt securities if we so specify in the prospectus supplement. (Section 1401)
     Full Defeasance. If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities, called full defeasance, if we put in place the following other arrangements for holders to be repaid:
•	We must deposit in trust for the benefit of all holders of the debt securities a combination of money and notes or bonds of the U.S. government or a U.S. government agency or U.S. government-sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	There must be a change in current U.S. federal tax law or an IRS ruling that lets us make the above deposit without causing the holders to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. (Under current federal tax law, the deposit and our legal release from the obligations pursuant to the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.)

•	We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above. (Sections 1402 and 1404) and a legal opinion of our counsel to the effect that holders of the debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial tax purposes as a result of such deposit and defeasance (including withholding taxes) on the same amounts and in the same manner and at the same times as would be the case if such deposit and defeasance had not occurred.

•	In the case of the subordinated debt securities, the following requirement must also be met:

•	No event or condition may exist that, under the provisions described under “— Subordination Provisions” above, would prevent us from making payments of principal, premium or interest on those subordinated debt securities on the date of the deposit referred to above or during the 90 days after that date.
     If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall.
     Covenant Defeasance. Even without a change in current U.S. federal tax law, we can make the same type of deposit as described above, and we will be released from the restrictive covenants under the debt securities that may be described in the prospectus supplement. This is called covenant defeasance. In that event, you would lose the protection of these covenants but would gain the protection of having money and U.S. government or U.S. government agency notes or bonds set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:
•	We must deposit in trust for the benefit of all holders of the debt securities a combination of money and notes or bonds of the U.S. government or a U.S. government agency or U.S. government sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	We must deliver to the trustee a legal opinion of our counsel confirming that under the then current U.S. federal income tax law, we may make the above deposit without causing the holders to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. We must also deliver a legal opinion of our counsel to the effect that holders of the debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial tax purposes as a result of such deposit and defeasance (including withholding taxes) on the same amounts and in the same manner and at the same times as would be the case if such deposit and defeasance had not occurred.
     If we accomplish covenant defeasance, certain provisions of the indenture and the debt securities would no longer apply:
•	Covenants applicable to the series of debt securities and described in the prospectus supplement.

•	Any events of default relating to breach of those covenants.
     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as a bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. (Sections 1403 and 1404)
Events of Default
     You will have special rights if an event of default occurs and is not cured, as described later in this subsection.
     What is an Event of Default?
     Under the senior debt indenture, the term “Event of Default” means any of the following:
•	We do not pay the principal of or any premium on a debt security.

•	We do not pay interest on a debt security within 30 days of its due date.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in the prospectus supplement occurs. (Section 501)
     Under the subordinated debt indenture, the term “Event of Default” means any of the following:
•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in the prospectus supplement occurs. (Section 501)
     Remedies If an Event of Default Occurs. If an Event of Default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount (or, in the case of original issue discount securities, the portion of the principal amount that is specified in the terms of the affected debt security) of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. However, a declaration of acceleration of maturity may be cancelled, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the debt securities of the affected series. If you are the holder of a subordinated debt security, the principal amount of the subordinated debt security will not be paid and may not be required to be paid at any time prior to the relevant maturity date, except in the event of our insolvency or winding-up. (Section 502)
     You should read carefully the prospectus supplement relating to any series of debt securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities upon the occurrence of an event of default and its continuation.
     Except in cases of default, where the trustee has the special duties described above, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability called an indemnity. (Section 603) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture with respect to the debt securities of that series. (Section 512)
     Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities the following must occur:
•	the holder of the debt security must give the trustee written notice that an event of default has occurred and remains uncured;

•	the holders of 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

•	the trustee must have not taken action for 90 days after receipt of the above notice and offer of indemnity. (Section 507)
     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date. (Section 508)
Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

     We will give to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities issued under it, or else specifying any default. (Section 1004)
Ownership and Book-Entry Issuance
     In this section, we describe special considerations that will apply to registered securities issued in global i.e., book-entry, form. First we describe the difference between registered ownership and indirect ownership of registered securities. Then we describe special provisions that apply to global securities.
     Who is the Registered Owner of a Security?
     Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing securities. We refer to those who have securities registered in their own names, on the books that we or the trustee maintain for this purpose, as the “registered holders” of those securities. Subject to limited exceptions, we and the trustee are entitled to treat the registered holder of a security as the person exclusively entitled to vote, to receive notices, to receive any interest or other payment in respect of the security and to exercise all the rights and power as an owner of the security. We refer to those who own beneficial interests in securities that are not registered in their own names as indirect owners of those securities. As we discuss below, indirect owners are not registered holders, and investors in securities issued in book-entry form or in street name will be indirect owners.
     Book-Entry Owners. Unless otherwise noted in your prospectus supplement, we will issue each security in book-entry form only. This means securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.
     Under each indenture (and the Bank Act (Canada) in the case of subordinated indebtedness), subject to limited exceptions, only the person in whose name a security is registered is recognized as the holder of that security. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities and we will make all payments on the securities, including deliveries of any property other than cash, to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.
     As a result, investors will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect owners, and not registered holders, of the securities.
     Street Name Owners. We may terminate an existing global security or issue securities initially in non-global form. In these cases, investors may choose to hold their securities in their own names or in street name. Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.
     For securities held in street name, we will, subject to limited exceptions, recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities and we will make all payments on those securities, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect owners, not registered holders, of those securities.

     Registered Holders. Subject to limited exceptions, our obligations, as well as the obligations of the trustee under any indenture and the obligations, if any, of any other third parties employed by us, run only to the registered holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a security or has no choice because we are issuing the securities only in global form.
     For example, once we make a payment or give a notice to the registered holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose — for example, to amend the indenture for a series of debt securities or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture — we would seek the approval only from the registered holders, and not the indirect owners, of the relevant securities. Whether and how the registered holders contact the indirect owners is up to the registered holders.
     When we refer to “you” in this prospectus, we mean all purchasers of the securities being offered by this prospectus, whether they are the registered holders or only indirect owners of those securities. When we refer to “your securities” in this prospectus, we mean the securities in which you will hold a direct or indirect interest.
     Special Considerations for Indirect Owners. If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:
•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.
     What is a Global Security?
     Unless otherwise noted in the applicable prospectus supplement, we will issue each security in book-entry form only. Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any security for this purpose is called the “depositary” for that security. A security will usually have only one depositary but it may have more. Each series of securities will have one or more of the following as the depositaries:
•	The Depository Trust Company, New York, New York, which is known as “DTC”;

•	Euroclear System, which is known as “Euroclear”;

•	Clearstream Banking, société anonyme, Luxembourg, which is known as “Clearstream”; and

•	any other clearing system or financial institution named in the prospectus supplement.
     The depositaries named above may also be participants in one another’s systems. Thus, for example, if DTC is the depositary for a global security, investors may hold beneficial interests in that security through Euroclear or Clearstream, as DTC participants. The depositary or depositaries for your securities will be named in your prospectus supplement; if none is named, the depositary will be DTC.

     A global security may represent one or any other number of individual securities. Generally, all securities represented by the same global security will have the same terms. We may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this kind of global security a master global security. Your prospectus supplement will not indicate whether your securities are represented by a master global security.
     A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only indirect interests in a global security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect owner of an interest in the global security.
     If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. We describe the situations in which this can occur below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.
     Special Considerations for Global Securities. As an indirect owner, an investor’s rights relating to a global security will be governed by the account rules of the depositary and those of the investor’s bank, broker, financial institution or other intermediary through which it holds its interest (e.g., Euroclear or Clearstream, if DTC is the depositary), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of securities and instead deal only with the depositary that holds the global security.
     If securities are issued only in the form of a global security, an investor should be aware of the following:
•	an investor cannot cause the securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	an investor will be an indirect holder and must look to his or her own bank, broker or other financial institution for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above under “— Who Is the Registered Owner of a Security?”;

•	an investor may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

•	an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	the depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global security, and those policies may change from time to time. We and the trustee will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	the depositary may require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your bank, broker or other financial institution may require you to do so as well; and

•	financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the securities, and those policies may change from time to time. For example, if you hold an interest in a global security through Euroclear or Clearstream, when DTC is the depositary, Euroclear or Clearstream, as applicable, may require those who purchase and sell interests in that security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.
     Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated. If we issue any series of securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global securities, any beneficial owner entitled to obtain non-global securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the securities. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.
     In addition, in a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks, brokers or other financial institutions, to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “— Who Is the Registered Owner of a Security?”
     The special situations for termination of a global security are as follows:
•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 60 days;

•	if we notify the trustee, warrant agent or unit agent, as applicable, that we wish to terminate that global security; or

•	if an event of default has occurred with regard to these debt securities and has not been cured or waived.
     If a global security is terminated, only the depositary, and neither we nor the trustee for any debt securities is responsible for deciding the names of the institutions in whose names the securities represented by the global security will be registered and, therefore, who will be the registered holders of those securities.
Considerations Relating to DTC
     DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in DTC participants’ accounts, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.
     Purchases of securities within the DTC system must be made by or through DTC participants, which will receive a credit for the securities on DTC’s records. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.
     Redemption notices will be sent to DTC’s nominee, Cede & Co., as the registered holder of the securities. If less than all of the securities are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.
     In instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the securities. Under its usual procedures, DTC would mail an omnibus proxy to the relevant trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts such securities are credited on the record date (identified in a listing attached to the omnibus proxy).
     Distribution payments on the securities will be made by the relevant trustee to DTC. DTC’s usual practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participants and not of DTC, the relevant trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the relevant trustee, and disbursements of such payments to the beneficial owners are the responsibility of direct and indirect participants.
     The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. We do not have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.
Considerations Relating to Euroclear and Clearstream
     Clearstream and Euroclear are securities clearance systems in Europe. Clearstream and Euroclear have respectively informed us that Clearstream and Euroclear each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Clearstream and Euroclear provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream and Euroclear also deal with domestic securities markets in several countries through established depositary and custodial relationships. Clearstream and Euroclear have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Clearstream and Euroclear customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream and Euroclear is available to other institutions which clear through or maintain a custodial relationship with an account holder of either system.
     Euroclear and Clearstream may be depositaries for a global security. In addition, if DTC is the depositary for a global security, Euroclear and Clearstream may hold interests in the global security as participants in DTC.
     As long as any global security is held by Euroclear or Clearstream, as depositary, you may hold an interest in the global security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream. If Euroclear or Clearstream is the depositary for a global security and there is no depositary in the United States, you will not be able to hold interests in that global security through any securities clearance system in the United States.

     Payments, deliveries, transfers, exchanges, notices and other matters relating to the securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.
     Special Timing Considerations Relating to Transactions in Euroclear and Clearstream. Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other financial institutions are open for business in the United States.
     In addition, because of time-zone differences, U.S. investors who hold their interests in the securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.
THE TRUSTEE
     JPMorgan Chase Bank, N.A., is initially serving as the trustee for our senior debt securities and our subordinated debt securities. Consequently, if an actual or potential event of default occurs with respect to any of these securities, the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee. For this purpose, a “potential” event of default means an event that would be an event of default if the requirements for giving us default notice or for the default having to exist for a specific period of time were disregarded. From time to time, JPMorgan Chase Bank, N.A. and its affiliates, and we and our affiliates, have conducted commercial banking, financial and other transactions with each other, for which fees have been paid in the ordinary course of business. We may conduct these types of transactions with each other in the future and receive fees for services performed.
TAX CONSEQUENCES
     Where appropriate, the applicable prospectus supplement will describe the Canadian and U.S. federal income tax considerations relevant to the securities being offered.
PLAN OF DISTRIBUTION
     We may sell any series of debt securities at any time after effectiveness of the Registration Statement of which this prospectus forms a part in one or more of the following ways from time to time:
•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.
     Any of those underwriters, dealers or agents may include our affiliates, including RBC Dain Rauscher Inc. or RBC Capital Markets Corporation. Any affiliate that participates in a particular offering of securities will comply with the applicable requirements of Rule 2720 of the National Association of Securities Dealers, Inc (“NASD”). In compliance with guidelines of the NASD, the maximum commission or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate principal amount of securities offered pursuant to this prospectus. We anticipate, however, that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount. Neither RBC Dain Rauscher Inc., RBC Capital Markets Corporation, nor any other NASD member participating in an offering of these securities in which one of our affiliates is acting as an underwriter, dealer or agent will confirm initial sales to any discretionary accounts over which it has authority without the prior specific written approval of the customer. The offered securities may be distributed periodically in one or more transactions at:
•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.
     The prospectus supplement will include:
•	the initial public offering price;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from the sale of the securities;

•	any underwriting discounts or agency fees and other underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	the place and time of delivery of the securities; and

•	any securities exchange on which the securities may be listed.
     If underwriters are used in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions, at any time or times at a fixed public offering price or at varying prices. The underwriters may change from time to time any fixed public offering price and any discounts or commissions allowed or re-allowed or paid to dealers. If dealers are utilized in the sale of the securities, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers.
     In connection with the offering of securities, we may grant to the underwriters an option to purchase additional securities to cover over-allotments, if any, at the initial public offering price (with an additional underwriting commission), as may be set forth in the prospectus supplement for such securities. If we grant any over-allotment option, the terms of the option will be set forth in the prospectus supplement for the securities.
     This prospectus may be delivered by underwriters and dealers in connection with short sales undertaken to hedge exposures under commitments to acquire our securities to be issued on a delayed or contingent basis.
     Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the U.S. Securities Act of 1933. Any discounts or commissions that we pay them and any profit they receive when they resell the securities may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, to contribute with respect to payments which they may be required to make in respect of such liabilities and to reimburse them for certain expenses.
     Underwriters, dealers and agents, and their affiliates or associates, may engage in transactions with us or perform services for us in the ordinary course of business and receive compensation from us.
     Each series of offered securities will be a new issue of securities and will have no established trading market. Securities may or may not be listed on a national or foreign securities exchange or automated quotation system. Any underwriters or agents to whom securities are sold for public offering or sale may make, but are not required to make, a market in the securities, and the underwriters or agents may discontinue making a market in the securities at any time without notice. No assurance can be given as to the liquidity or the existence of trading markets for any securities.
     Any underwriters utilized may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the offered securities or any underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the offered securities to be higher than would be the case in the absence of such transactions.
BENEFIT PLAN INVESTOR CONSIDERATIONS
     A fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the debt securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).
     Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).
     The acquisition or, if applicable, exchange of the debt securities by a plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are:
•	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

•	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

•	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

•	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

•	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.
     Any purchaser or holder of debt securities or any interest therein will be deemed to have represented by its purchase and holding of the debt securities that it either (1) is not a plan and is not purchasing those debt securities on behalf of or with “plan assets” of any plan or (2) with respect to the purchase or holding or, if applicable, exchange is eligible for the exemptive relief available under any of the PTCEs listed above or there is some other basis on which such purchase and holding is not prohibited. In addition, any purchaser or holder of debt securities or any interest therein which is a non-ERISA arrangement will be deemed to have represented by its purchase or holding or, if applicable, exchange of the debt securities that its purchase and holding will not violate the provisions of any similar law.
     Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing debt securities on behalf of or with “plan assets” of any plan or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or some other basis on which such purchase and holding is not prohibited, or the potential consequences of any purchase, holding or exchange under similar laws, as applicable.
     Each purchaser and holder of the debt securities has exclusive responsibility for ensuring that its purchase and holding of the debt securities does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any similar laws. The sale of any debt securities to any plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.
VALIDITY OF SECURITIES
     The validity of the debt securities will be passed upon by Ogilvy Renault LLP, Toronto, Ontario, as to matters of Canadian law and applicable matters of Ontario law, and by Sullivan & Cromwell LLP, New York, New York, as to matters of New York law. Davis Polk & Wardwell, New York, New York will issue an opinion as to certain legal matters for the agents or underwriters.
EXPERTS
     The consolidated financial statements as at October 31, 2005 and 2004 and for each of the years in the three-year period ended October 31, 2005 incorporated in this prospectus by reference to our annual report for the year ended October 31, 2005 have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in its report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.
LIMITATIONS ON ENFORCEMENT OF U.S. LAWS
AGAINST THE BANK, OUR MANAGEMENT AND OTHERS
     We are a Canadian chartered bank. Many of our directors and executive officers, including many of the persons who signed the Registration Statement on Form F-9, of which this prospectus is a part, and some of the experts named in this document, are resident outside the United States, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.
     We have been advised by our Canadian counsel, Ogilvy Renault LLP, that a judgment of a United States court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an original action could be brought successfully in Canada predicated solely upon such civil liabilities.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus is a part: (i) the documents listed in the first paragraph under “Documents Incorporated by Reference”, (ii) the consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants; (iii) the consent of Ogilvy Renault LLP, counsel to the Bank, (iv) powers of attorney from directors and certain officers of the Bank; and (v) the senior debt indenture and the form of subordinated debt indenture.

Exhibit
Auditors’ Consent

We refer to the short form base shelf prospectus of Royal Bank of Canada (the “Bank”) dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (the “Prospectus”). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2005, prepared in accordance with Canadian generally accepted accounting principles. Our report is dated November 30, 2005.
(signed) “Deloitte & Touche LLP”
Chartered Accountants
Toronto, Canada
December 21, 2005

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification
     The By-laws of the Bank provide that the Bank shall undertake towards each of its directors and officers, each of its former directors and officers, and each of the persons who acts or has acted at the Bank’s request as a director or officer of an entity of which the Bank is or was a shareholder or creditor, that the Bank will indemnify him and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Bank or such entity and including all taxes, duties, imports, or governmental charges whatsoever (“taxes”) levied on amounts paid to so indemnify him against such costs, charges, expenses and taxes if: (i) he acted honestly and in good faith with a view to the best interests of the Bank; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful; provided that the foregoing indemnification will not apply in respect of an action by or on behalf of the Bank to procure a judgment in its favor unless the approval of a court is obtained as required by the Bank Act (Canada). These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of United States federal securities laws.
     The Bank has obtained director’s and officer’s liability insurance coverage, which, subject to policy terms and limitations, includes coverage for directors and officers of the Bank and provides for reimbursement to the Bank for amounts paid to directors and officers of the Bank by way of lawful indemnity.
     In the form of Underwriting Agreement related to the issuance of the Debt Securities, the Bank has agreed to indemnify the Underwriters in respect of certain liabilities, including liabilities under the United States Securities Act of 1933 as amended (the “Securities Act”), or to contribute to payments that the Underwriters may be required to make in respect thereof.
     Insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers or persons controlling the Bank pursuant to the foregoing provisions, the Bank has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

Exhibit
Number	Description of Exhibit
4.1	Annual Information Form of the Bank dated November 30, 2005 (incorporated by reference to Form 40-F filed with the Commission on November 30, 2005)

4.2	The audited consolidated financial statements for the fiscal year ended October 31, 2005 with comparative consolidated financial statements for the fiscal year ended October 31, 2004, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), together with the auditors’ report and the management’s discussion and analysis as contained in the Bank’s annual information form for the year ended October 31, 2005 (incorporated by reference to Form 40-F filed with the Commission on November 30, 2005)

4.3	The management proxy circular of the Bank dated January 26, 2005 in connection with the Bank’s annual meeting of shareholders held on February 25, 2005, except the sections entitled “Report on executive compensation”, “Performance graph”, “Additional items” and “Schedule ‘B’: Statement of Corporate Governance Practices and Guidelines” (incorporated by reference to Form 6-K filed with the Commission on January 26, 2005)

5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

5.2	Consent of Ogilvy Renault LLP*

6.1	Powers of Attorney given by officers and directors signing this Registration Statement are set forth on the signature page*

7.1	Senior Indenture between the Bank and JPMorgan Chase Bank, N.A.*

7.2	Form of Subordinated Indenture between the Bank and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 7.2 of registrant’s Registration Statement on Form F-9 (file number 333-109392).*

7.3	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of JPMorgan Chase Bank, N.A.*

*	Previously filed.
     Additional exhibits to this Registration Statement may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of this Registration Statement.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1.     Undertaking.
     The Bank undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.
Item 2.     Consent to Service of Process.
     Concurrently with the filing of this Registration Statement on Form F-9 on December 14, 2005, Registration No. 333-130306, the Bank filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     Any change to the name or address of the agent for service of process of the Bank shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant Registration Statement.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, Royal Bank of Canada certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form F-9 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on December 21, 2005.

ROYAL BANK OF CANADA
By:	/s/ JANICE R. FUKAKUSA
Janice R. Fukakusa,
Chief Financial Officer and Principal Financial Officer

By:	/s/ JAMES ARCHER-SHEE
James Archer-Shee,
Executive Vice-President and Treasurer

     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated on December 21, 2005.

/s/ GORDON M. NIXON (Gordon M. Nixon)	President & Chief Executive Officer and Director

* (David P. O’Brien)	Chairman of the Board

/s/ JANICE R. FUKAKUSA (Janice R. Fukakusa)	Chief Financial Officer and Principal Financial Officer

/s/ LINDA F. MEZON (Linda F. Mezon)	Principal Accounting Officer

* (W. Geoffrey Beattie)	Director

* (George A. Cohon)	Director

* (Douglas T. Elix)	Director

* (John T. Ferguson)	Director

* (The Hon. Paule Gauthier)	Director

* (Alice D. Laberge)	Director

* (Jacques Lamarre)	Director

* (Brandt C. Louie)	Director

* (Michael H. McCain)	Director

* (Robert B. Peterson)	Director

* (J. Pedro Reinhard)	Director

* (Cecil Whitaker Sewell, Jr.)	Director

* (Kathleen P. Taylor)	Director

* (Victor L. Young)	Director

* (John R. Rhinelander)	Authorized Representative in the United States

*By:	/s/ JAMES ARCHER-SHEE
James Archer-Shee
Attorney-in-fact

Exhibits

Exhibit
Number	Description of Exhibit
4.1	Annual Information Form of the Bank dated November 30, 2005 (incorporated by reference to Form 40-F filed with the Commission on November 30, 2005)

4.2	The audited consolidated financial statements for the fiscal year ended October 31, 2005 with comparative consolidated financial statements for the fiscal year ended October 31, 2004, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), together with the auditors’ report and the management’s discussion and analysis as contained in the Bank’s annual information form for the year ended October 31, 2005 (incorporated by reference to Form 40-F filed with the Commission on November 30, 2005)

4.3	The management proxy circular of the Bank dated January 26, 2005 in connection with the Bank’s annual meeting of shareholders held on February 25, 2005, except the sections entitled “Report on executive compensation”, “Performance graph”, “Additional items” and “Schedule ‘B’: Statement of Corporate Governance Practices and Guidelines” (incorporated by reference to Form 6-K filed with the Commission on January 26, 2005)

5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants

5.2	Consent of Ogilvy Renault LLP*

6.1	Powers of Attorney given by officers and directors signing this Registration Statement are set forth on the signature page*

7.1	Senior Indenture between the Bank and JPMorgan Chase Bank, N.A.*

7.2	Form of Subordinated Indenture between the Bank and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 7.2 of registrant’s Registration Statement on Form F-9 (file number 333-109392).*

7.3	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of JPMorgan Chase Bank, N.A.*

*	Previously filed.
     Additional exhibits to this Registration Statement may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of this Registration Statement.